December 17, 2007

Room 4561

Mr. Matthew J. Szulik
Chief Executive Officer, President and
  Chairman of the Board of Directors
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **File no. 001-33162**

Dear Mr. Szulik:

We have reviewed your response to our letter dated September 21, 2007 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, page 72

1.   Provide us with the length of the initial contracts and subsequent renewal periods used in determining the JBoss attrition rates. In addition, confirm for us that you primarily used data from customer relationships that had been in place for less than two years in support of useful lives that were 12 to 15 years. In this regard,

we note that limited information was available for 2002 and 2003. If this view of the quantitative support is accurate, expand significantly upon your analysis of paragraph 11 of SFAS 142 that was previously provided to support why you expect cash flows from this project over the significantly longer period.

2.   We note that you have provided us with the historical amounts that JBoss spent to maintain their technology. Tell us how much you expect to spend to continue this maintenance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact David Edgar at (202) 551-3459, Christine Davis at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief